EXHIBIT 99.2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management’s opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the “Fund”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgement and with all information available up to February 24, 2005. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, independent Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the external auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

Gordon J. Kerr	/s/ Gordon J. Kerr	Robert J. Waters	/s/ Robert J. Waters
President and		Senior Vice President and
Chief Executive Officer		Chief Financial Officer
Calgary, Alberta
February 24, 2005

AUDITORS’ REPORT

To the Unitholders of Enerplus Resources Fund:

We have audited the consolidated balance sheets of Enerplus Resources Fund (the “Fund”) as at December 31, 2004 and 2003 and the consolidated statements of income, accumulated income, accumulated cash distributions and cash flows for the years then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we express no such opinion.

DELOITTE & TOUCHE LLP	/s/ DELOITTE & TOUCHE LLP
Chartered Accountants
Calgary, Alberta
February 24, 2005

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	71

CONSOLIDATED BALANCE SHEETS

As at December 31 (CDN$ thousands)	2004	2003
		(Restated,
		Note 2)
Assets
Current assets
Cash	$-	$80,416
Accounts receivable	107,996	71,304
Other current	9,602	13,412
	117,598	165,132
Property, plant and equipment (Note 5)	3,029,007	2,494,518
Goodwill (Note 7)	29,082	-
Deferred charges (Note 3)	5,061	2,115
	$3,180,748	$2,661,765
Liabilities
Current liabilities
Accounts payable	$179,568	$100,449
Distributions payable to unitholders	36,443	33,022
Deferred credits (Note 3)	42,303	1,942
	258,314	135,413
Long-term debt (Note 8)	584,991	338,117
Future income taxes (Note 11)	235,551	283,292
Asset retirement obligations (Notes 2 and 4)	105,978	63,936
	926,520	685,345
Equity
Unitholders’ capital (Note 10)	2,831,277	2,511,375
Accumulated income	976,137	717,821
Accumulated cash distributions	(1,811,500)	(1,388,189)
	1,995,914	1,841,007
	$3,180,748	$2,661,765

Signed on behalf of the Board of Directors:

/s/ Douglas R. Martin	/s/ Robert L. Normand

Douglas R. Martin	Robert L. Normand
Director	Director

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	72

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2004	2003
		(Restated,
		Note 2)
Revenues
Oil and gas sales	$1,149,765	$958,931
Royalties	(230,954)	(190,395)
Derivative instruments (Notes 3 and 12)
Financial contracts - qualified hedges	(18,167)	(45,808)
Other financial contracts	(117,213)	-
Interest and other income	2,095	913
	785,526	723,641
Expenses
Operating	196,451	170,476
General and administrative (Note 10)	33,863	25,369
Transportation	25,119	23,112
Management fees and internalization	-	58,142
Interest on long-term debt (Note 8)	20,737	19,708
Foreign exchange gain (Note 9)	(5,018)	(924)
Depletion, depreciation, amortization and accretion	326,269	245,114
	597,421	540,997
Income before taxes	188,105	182,644
Capital taxes	6,612	6,223
Future income tax recovery (Note 11)	(76,823)	(71,625)
Net Income	$258,316	$248,046
Net income per trust unit
Basic	$2.60	$2.88
Diluted	$2.60	$2.87
Weighted average number of trust units outstanding (thousands)
Basic	99,273	86,202
Diluted	99,416	86,402

CONSOLIDATED STATEMENTS OF ACCUMULATED INCOME

For the year ended December 31 (CDN$ thousands)	2004	2003
		(Restated,
		Note 2)
Accumulated income, beginning of year as previously reported	$690,046	$440,446
Adjustments due to change in accounting policy	27,775	29,329
Accumulated income, beginning of year after adjustments	717,821	469,775
Net income	258,316	248,046
Accumulated income, end of year	$976,137	$717,821

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	73

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (CDN$ thousands)	2004	2003
		(Restated,
		Note 2)
Operating Activities
Net income	$258,316	$248,046
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	326,269	245,114
Non-cash financial contracts	39,160	-
Non-cash foreign exchange gain (Note 9)	(4,795)	(3,003)
Unit based compensation (Note 10)	4,668	1,364
Future income tax recovery (Note 11)	(76,823)	(71,625)
Asset retirement costs incurred (Note 4)	(6,826)	(6,696)
Funds flow from operations	539,969	413,200
Decrease in non-cash working capital	15,091	14,234
	555,060	427,434
Financing Activities
Issue of trust units, net of issue costs (Note 10)	314,309	331,595
Cash distributions to unitholders	(423,311)	(372,576)
Increase/(decrease) in bank credit facilities (Note 8)	251,669	(20,609)
Payment to related party	-	(1,400)
Debt issue costs (Note 8)	-	(475)
Decrease in non-cash financing working capital	3,421	8,152
	146,088	(55,313)
Investing Activities
Capital expenditures	(209,052)	(159,994)
Property acquisitions	(504,857)	(36,954)
Property dispositions	31,742	73,214
Corporate acquisitions (Note 7)	(121,171)	(165,815)
Decrease/(increase) in non-cash investing working capital	21,774	(2,874)
	(781,564)	(292,423)
Change in cash	(80,416)	79,698
Cash, beginning of year	80,416	718
Cash, end of year	$-	$80,416
Supplementary Cash Flow Information
Cash income taxes paid	$-	$-
Cash interest paid	$19,196	$18,584

CONSOLIDATED STATEMENTS OF ACCUMULATED CASH DISTRIBUTIONS

For the year ended December 31 (CDN$ thousands)	2004	2003
Accumulated cash distributions, beginning of year	$1,388,189	$1,015,613
Cash distributions	423,311	372,576
Accumulated cash distributions, end of year	$1,811,500	$1,388,189

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars and thousands of units except per unit amounts)

1.	Summary of Significant Accounting Policies

The management of Enerplus Resources Fund (“Enerplus” or the “Fund”) prepares the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation between Canadian GAAP and United States of America GAAP is disclosed in Note 14. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc., its wholly-owned subsidiary, Enerplus Resources Corporation (“ERC”) and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the “unitholders”) are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund’s financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated.

(b)	Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers. A portion of the properties acquired through the acquisition of PCC Energy Inc. and PCC Energy Corp. (collectively, “PCC”) are subject to a royalty arrangement with a private company that is structured as a net profits interest. Results from the operations of PCC, after reduction for this net profits interest, have been included in the Fund's consolidated financial statements subsequent to March 5, 2003.

(c)	Property, Plant and Equipment (“PP&E”)

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

(d)	Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the “impairment test”). An impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. Reserves are determined pursuant to National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities”.

(e)	Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated using the unit-of-production method based on the Fund’s share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	75

(f)	Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair value of the Fund is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value to Enerplus’ identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

(g)	Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

(h)	Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Fund’s unitholders. As the Fund distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Fund, no provision for income tax has been made by the Fund, except for its subsidiaries as noted below.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Fund’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(i)	Financial Instruments

The Fund is exposed to market risks resulting from fluctuations in commodity prices and interest rates in the normal course of operations. The Fund uses various types of financial instruments to manage these market risks. Proceeds and costs realized from holding crude oil and natural gas contracts, and interest rate swaps are recognized at the time each transaction under a contract is settled. The Fund has designated instruments such as swaps, purchased puts and costless collars as qualified hedges and evaluates these instruments quarterly to ensure they effectively hedge the underlying commodity or interest rate. All other financial contracts do not qualify as hedges. The gain or loss in fair value of other financial contracts that do not qualify for hedge accounting are taken into income during the period of change and charged to deferred credits or deferred charges on the balance sheet.

(j)	Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

(k)	Accounting for Unit Based Compensation

The Fund prospectively adopted CICA Handbook section 3870 “Stock based compensation” on January 1, 2003, which applies to trust unit rights granted on or after that date. It is not possible to determine a fair value for the unit rights using traditional option pricing models as the exercise price of rights granted under the plan may be reduced in future periods. The amount of the

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	76

reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future commodity prices received, future production levels, amounts to be withheld for acquisitions and development activities and the effect of those activities. As a result, the Fund measures unit compensation expense based on the intrinsic value of the rights and recognizes the amount in income over the vesting period. After the rights have vested, changes in the intrinsic value are recognized to income in the period of change. The intrinsic value is determined to be the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for unexercised rights. The change in value is reflected in general and administrative expenses (“G&A”) and contributed surplus. The cash received upon exercise of the rights and the related amount of contributed surplus is credited to unitholders’ capital. Rights granted during 2002 are not included in unit based compensation expense as the Fund discloses the pro forma results based on the intrinsic value of these awards over their vesting period.

2.	Changes in Accounting Policies

Hedging Relationships

Effective January 1, 2004, the Fund has adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 13, “Hedging Relationships”. The guideline establishes conditions where hedge accounting may be applied. Where hedge accounting does not apply, changes in the fair values of the financial contracts are taken into income in the period of change and charged to deferred credits or deferred charges on the balance sheet. This policy has been adopted prospectively pursuant to the adoption provisions of Accounting Guideline 13, and therefore there is no effect on prior periods.

Previously, hedge accounting had been applied to all of the Fund’s financial contracts, as they all qualified as hedges for accounting purposes at that time.

As a result of this change, net income was $25,979,000 ($39,160,000 before a future tax recovery of $13,181,000) less than would have otherwise been reported for the year ended December 31, 2004. This reflects amortization of the deferred financial asset realized upon adoption and unrealized costs on financial contracts that do not qualify for hedge accounting. The future income tax liability has also decreased by $13,181,000 as a result of this accounting change. Both basic and diluted per trust unit calculations for the year ended December 31, 2004 decreased by $0.26 as a result of adopting this new policy.

Asset Retirement Obligations

Effective January 1, 2004, the Fund retroactively adopted CICA 3110, “Asset Retirement Obligations”. The new standard requires the recognition of the liability associated with the future site reclamation costs of tangible long-lived assets. The Fund estimates this liability based on the estimated future costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The liability for future retirement obligations is recorded in the financial statements at the time the liability is incurred.

The Fund had previously provided for future site reclamation and abandonment costs on the unit-of-production method based on the remaining life of the proved reserves and the estimated total future liability. This estimate was charged to income with the corresponding offset to the accumulated site restoration liability on the balance sheet.

As a result of this change, net income for the year ended December 31, 2004 decreased by $210,000 (2003 - $1,554,000). This represents the difference between the depletion and accretion recorded and the amortization of future site restoration that would have been recorded under the unit-of-production method. As a result, basic and diluted per trust unit calculations for the year ended December 31, 2004 were not affected, whereas for the year ended December 31, 2003, both decreased by $0.02.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	77

The December 31, 2003 balance sheet has been restated to reflect the cumulative effects of adopting CICA 3110, as shown in the following table:

	As reported in the	Change upon	As restated
	December 31, 2003	adoption of	upon adoption
($ thousands)	Financial Statements	CICA 3110	of CICA 3110
Property, plant and equipment	$3,384,572	$63,554	$3,448,126
Accumulated depletion and depreciation	(936,207)	(17,401)	(953,608)
Net property, plant and equipment	2,448,365	46,153	2,494,518
Accumulated site restoration	60,335	(60,335)	-
Asset retirement obligations	-	63,936	63,936
Future income taxes	268,515	14,777	283,292
Accumulated income	690,046	27,775	717,821

Oil and Gas Transportation

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Effective April 1, 2004, the Fund has recorded revenue before transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income, net income per trust unit, funds flow or funds flow per trust unit for the Fund.

3.	Deferred Charges and Deferred Credits

Deferred Charges ($ thousands)
Deferred charges as at December 31, 2003 (1)	$2,115
Deferred financial asset recorded upon adoption of Accounting Guideline 13(2)	21,015
Amortization of deferred financial assets	(17,872)
Amortization of debt issue costs	(197)
Deferred charges as at December 31, 2004	$5,061

(1)	Represents the unamortized balance of the senior unsecured notes issue costs. These costs are being amortized over the life of the notes.
(2)
Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied. This deferred financial asset is to be amortized over the remaining lives of the associated financial contracts.

Deferred Credits ($ thousands)
Deferred credits as at December 31, 2003(1)	$1,942
Deferred financial liability recorded upon adoption of Accounting Guideline 13(2)	21,015
Change in fair value - other financial contracts (3)	21,288
Amortization of deferred credits	(1,942)
Deferred credits as at December 31, 2004	$42,303

(1)	Represents the unamortized balance of deferred costs on financial contracts as of the date Enerplus Resources Fund was acquired by EnerMark Income Fund.
These deferred costs were being amortized over the remaining life of the financial contracts to which they related, ending October 31, 2004.
(2)	Represents the fair value of financial contracts on January 1, 2004 for which hedge accounting is no longer applied.
(3)
Changes in the fair value of financial contracts that do not qualify for hedge accounting are taken into income during the period as other financial contracts and reflected as an increase or decrease in the deferred financial liability.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	78

The following table summarizes the income statement effects of other financial contracts:

Other Financial Contracts ($ thousands)	2004	2003
Change in fair value	$21,288	$-
Amortization of deferred financial assets	17,872	-
Realized cash costs, net	78,053	-
Other financial contracts	$117,213	$-

In addition during the year ended December 31, 2004 we realized cash costs of $18,167,000, net of gains and losses from financial contracts that qualified as hedges compared to cash costs of $45,808,000 during 2003.

4.	Asset Retirement Obligations

Total future asset retirement obligations were estimated by management based on the Fund's net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $105,978,000 at December 31, 2004 compared to $63,936,000 at December 31, 2003 based on a total liability of $383,942,000 and $234,102,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2015 and 2030. The Fund’s credit-adjusted rate of 6.5% and an inflation rate of 2.0% were used to calculate the present value of the asset retirement obligations for both 2004 and 2003. Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2004	2003
Asset retirement obligations, beginning of year	$63,936	$62,607
Increase in estimated retirement obligations	23,100	-
Acquisition and development activity	20,723	3,850
Retirement obligations settled	(6,826)	(6,696)
Accretion expense	5,045	4,175
Asset retirement obligations, end of year	$105,978	$63,936

5.	Property, Plant and Equipment

($ thousands)	2004	2003
Property, plant and equipment	$4,305,584	$3,448,126
Accumulated depletion, depreciation and accretion	(1,276,577)	(953,608)
Net property, plant and equipment	$3,029,007	$2,494,518

Capitalized development G&A of $8,451,000 (2003 - $11,847,000) is included in PP&E and the depletion and depreciation calculation includes future capital costs of $279,700,000 (2003 - $180,700,000) identified in our reserve report. Excluded from PP&E for the depletion and depreciation calculation is $28,574,000 (2003 - $nil) related to the Joslyn development project that has not commenced commercial production.

An impairment test calculation was performed on the Fund’s PP&E at December 31, 2004 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund's PP&E.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	79

The following table outlines benchmark prices used in the impairment test at December 31, 2004:

	WTI		Edmonton	AECO
	Crude Oil(1)	Exchange Rate	Light Crude(1)	Natural Gas(1)
Year	US$/bbl	CDN$/US$	CDN$/bbl	CDN$/Mcf
2005	$44.29	0.84	$51.25	$6.97
2006	41.60	0.84	48.03	6.66
2007	37.09	0.84	42.64	6.21
2008	33.46	0.84	38.31	5.73
2009	31.84	0.84	36.36	5.37
Thereafter (inflation %)	1.5%	0%	1.5%	1.5%

(1)	Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund.

6.	Property Acquisitions

Assets of ChevronTexaco Corporation (“ChevronTexaco”)

On June 30, 2004, the Fund acquired certain oil and natural gas properties from ChevronTexaco. Total consideration was $467,199,000 financed concurrently by subscription receipts issued on June 15, 2004 and available lines of credit. Results from operations of the ChevronTexaco assets have been included in Enerplus’ financial results from June 30, 2004 forward.

7.	Corporate Acquisitions

The allocation to the fair value of the assets acquired and liabilities assumed, plus the future income tax cost are summarized as follows:

	2004	2003
($ thousands)	Ice Energy	PCC
Property, plant and equipment	$130,544	$168,123
Goodwill	29,082	-
Future income taxes	(29,082)	(1,201)
	130,544	166,922
Working capital deficiency	(9,373)	(1,107)
Net assets acquired	$121,171	$165,815

(a)	Ice Energy Limited (“Ice Energy”)

On January 7, 2004, the Fund acquired all of the outstanding common shares of Ice Energy for $130,544,000, which includes negative working capital assumed. The excess of the consideration paid over the fair value of the identifiable assets and liabilities resulted in the recording of goodwill. Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations. Results from operations of Ice Energy subsequent to January 7, 2004 are included in the Fund’s consolidated financial statements.

(b)	PCC Energy Inc. and PCC Energy Corp. (“PCC”)

On March 5, 2003, the Fund acquired all of the outstanding common shares of PCC, for total cash consideration of $165,815,000 including related costs. Available lines of credit financed the acquisition, which has been accounted for using the purchase method of accounting for business combinations. Results from operations of PCC subsequent to March 5, 2003 are included in the Fund's consolidated financial statements.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	80

8.	Long-Term Debt

($ thousands)	2004	2003
Bank credit facilities (a)	$251,669	$-
Senior notes (b)
US$175 million (June 19, 2002)	268,328	268,328
US$54 million (October 1, 2003)	64,994	69,789
Total long-term debt	$584,991	$338,117

(a)	Unsecured Bank Credit Facilities

In November 2004, the Fund negotiated an $850,000,000 unsecured, covenant based, three-year term facility. At year-end, Enerplus had available credit of $598,331,000 under this facility. It is extendible each year with a bullet payment required at the end of three years if the facility is not renewed. Various borrowing options are available under the facility including prime rate based advances and banker’s acceptance loans.

Prior to November 2004, the Fund had bank facilities of $659,200,000, consisting of a demand operating line of $31,700,000 and a $627,500,000 364-day revolving committed facility with a two-year term.

(b)	Senior Unsecured Notes

On October 1, 2003, Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. Costs incurred in connection with issuing the notes in the amount of $475,000 are classified as deferred charges on the balance sheet and are being amortized to depletion, depreciation, amortization and accretion (“DDA&A”) over the term of the notes. At December 31, 2004, the amount remaining to be amortized associated with these costs was $425,000 (2003 - $465,000). The notes are subject to fluctuations in foreign exchange rates.

On June 19, 2002, Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Costs incurred in connection with issuing the notes in the amount of $1,892,000 are classified as deferred charges on the balance sheet and are being amortized to DDA&A over the term of the notes. At December 31, 2004, the amount remaining to be amortized was $1,492,000 (2003 - $1,650,000). Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a cross currency swap with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian banker’s acceptances, plus 1.18%.

The bank credit facilities and the senior notes (the “Combined Facilities”) are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

9.	Foreign Exchange

($ thousands)	2004	2003
Unrealized foreign exchange gain on translation of U.S. dollar denominated senior notes	$(4,795)	$(3,003)
Realized foreign exchange (gain)/loss	(223)	2,079
Foreign exchange gain	$(5,018)	$(924)

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	81

The US$54,000,000 senior unsecured notes that are exposed to foreign currency fluctuations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the year.

10.	Fund Capital

(a)	Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

(thousands)	2004		2003
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of year	94,349	$2,510,011	82,898	$2,156,999
Issued for cash:
Pursuant to public offerings	8,800	286,248	9,300	291,791
Pursuant to option and rights plans	648	16,947	893	21,438
Trust unit rights incentive plan (non-cash) - exercised	-	1,396	-	-
DRIP*, net of redemptions	302	11,114	598	18,366
Issued for acquisition of corporate and property interests	25	925	660	21,417
	104,124	2,826,641	94,349	2,510,011
Contributed Surplus (Trust Unit Rights Plan)	-	4,636	-	1,364
Balance, end of year	104,124	$2,831,277	94,349	$2,511,375

*	Distribution Reinvestment and Unit Purchase Plan

Contributed Surplus ($ thousands)	2004	2003
Balance, beginning of year	$1,364	$-
Trust unit rights incentive plan (non-cash) - exercised	(1,396)	-
Trust unit rights incentive plan (non-cash) - expensed	4,668	1,364
Balance, end of year	$4,636	$1,364

On June 15, 2004, Enerplus completed an equity offering of 8,800,000 subscription receipts at a price of $34.30 per subscription receipt for gross proceeds of $301,840,000 ($286,248,000 net of issuance costs). The subscription receipts were exchanged for trust units on June 30, 2004 upon closing of the ChevronTexaco asset acquisition. The holders of the subscription receipts received the June 2004 cash distribution of $0.35 per trust unit and this amount has been included in cash distributions to unitholders.

On December 17, 2003, Enerplus completed an equity offering of 4,400,000 trust units at a price of $35.65 per trust unit for gross proceeds of $156,860,000 ($148,717,000 net of issuance costs).

On July 17, 2003, Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,074,000 net of issuance costs).

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units, however the 5% discount does not apply.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	82

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument. During 2004, 7,000 units were redeemed compared to 2003 when 24,000 were redeemed.

(b)	Trust Unit Rights Incentive Plan

As at December 31, 2004, a total of 2,401,000 rights pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) at an average exercise price of $34.33 were outstanding. This represents 2.3% of the total trust units outstanding of which 551,000 rights with an average exercise price of $27.84 were exercisable. Under the Rights Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2004, reduced the exercise price of the outstanding rights by $1.44 per trust unit of which a $0.35 reduction is effective January 2005 and a $0.32 reduction is effective April 2005.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	2004		2003
	Number	Weighted	Number	Weighted
	of	Average	of	Average
	Rights	Exercise	Rights	Exercise
	(000’s)	Price (1)	(000’s)	Price(1)
Trust unit rights outstanding
Beginning of year	2,192	$30.05	2,028	$25.11
Granted	1,002	40.22	1,124	35.56
Exercised	(644)	26.16	(776)	24.30
Cancelled	(149)	30.94	(184)	25.39
End of year	2,401	34.33	2,192	30.05
Rights exercisable at the end of the year	551	$27.84	430	$24.03

(1)	Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding Unit Rights as at December 31, 2004:

Rights Outstanding at				Rights Exercisable at
December 31, 2004	Original Exercise	Exercise Price after	Expiry Date	December 31, 2004
(000’s)	Price	Price Reductions	December 31	(000's)
151	$24.50	$21.73	2007	151
5	25.45	22.80	2008	2
12	26.40	23.75	2008	5
12	27.33	24.75	2008	5
377	26.09	23.65	2008	181
70	27.70	25.46	2009	4
85	33.00	31.07	2009	2
67	36.00	34.45	2009	5
634	37.62	36.46	2009	196
54	40.70	39.93	2010	-
82	37.25	36.85	2010	-
133	38.83	38.83	2010	-
719	40.80	40.80	2010	-
2,401	$35.43	$34.33		551

Non-cash compensation costs of $4,668,000 ($0.05 per unit) related to the rights issued since January 1, 2003 have been charged to general and administrative expense during 2004 compared to $1,364,000 ($0.02 per unit) during 2003.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	83

The following table outlines the estimated compensation cost associated with the rights issued during 2002 and the pro forma effects on net income and net income per unit, had CICA Handbook section 3870 been applied retroactive to 2002.

($ thousands, except per unit amounts)	2004	2003
Net income as reported	$258,316	$248,046
Compensation expense for rights issued in 2002	(4,734)	(5,425)
Pro forma net income	$253,582	$242,621
Net income per trust unit - basic
Reported	$2.60	$2.88
Pro forma	$2.55	$2.81
Net income per trust unit - diluted
Reported	$2.60	$2.87
Pro forma	$2.55	$2.81

11.	Income Taxes

(a)	Enerplus Resources Fund

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund’s income that is not allocated to the Fund's unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2004, the Fund had taxable income of $381,000,000 (2003 - $307,000,000) or $3.77 per trust unit (2003 - $3.53 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense (“COGPE”) and issue costs.

The amounts of COGPE and issue costs remaining in the Fund at December 31, 2004 are $506,985,000 and $32,297,000 respectively (2003 - $393,317,000 and $29,381,000).

(b)	Corporate Subsidiaries

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	2004	2003
Excess of net book value of property, plant and equipment over the underlying tax bases	$285,606	$289,496
Asset retirement obligations	(35,945)	(6,204)
Deferred hedging and other	(14,110)	-
Future income tax liability	$235,551	$283,292

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	84

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2004	2003
Income before taxes	$188,105	$182,644
Computed income tax expense at the enacted
rate of 38.86% (40.75% for 2003)	$73,098	$74,427
Increase (decrease) resulting from:
Effect of change in tax rate	(5,700)	(35,800)
Net income attributed to the Fund	(153,686)	(117,812)
Non-deductible crown royalties and other payments	40,461	43,359
Federal resource allowance	(35,966)	(42,682)
Alberta royalty tax credit	(244)	(204)
Management internalization	-	19,601
Adjustment related to prior acquisitions	794	(12,863)
Other	4,420	349
Future income tax recovery	$(76,823)	$(71,625)

12.	Financial Instruments

The Fund’s financial instruments presented on the balance sheet consist of cash, accounts receivable, other current assets, a portion of deferred charges, current liabilities and long-term debt.

The carrying value of cash, accounts receivable, current liabilities and outstanding bank credit facility balances approximate their fair value. Other current assets are comprised of prepaid expenses and marketable securities. The marketable securities are carried on the balance sheet at the lower of cost and fair value. The fair value of the marketable securities at December 31, 2004 exceeded the cost of these securities by $1,668,000. The Fund carried US$54,000,000 of fixed rate debt. In addition, it carried US$175,000,000 of fixed rate debt that was converted to CDN$268,328,000 floating rate debt through a cross-currency swap with a syndicate of financial institutions. At December 31, 2004 the fair values of the senior unsecured notes were $67,224,000 and $225,037,000 respectively. See Note 8. In addition $3,143,000 (2003 - $nil) has been included in deferred charges related to derivative instruments that no longer qualify for hedge accounting treatment. These costs will be amortized over the next year.

The estimated fair values have been determined based on available market information and appropriate valuation methods. The actual amounts realized may differ from these estimates.

(a)	Credit Risk

Most of the Fund’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Fund manages this credit risk by entering into sales contracts with only highly rated entities and reviewing its exposure to individual entities on a regular basis. The Fund is also exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments. This credit risk is managed by the Fund by selecting financially sound counterparties.

(b)	Interest Rate Risk

The Fund is exposed to movements in interest rates. Long-term debt is comprised of both variable rate bank facilities and fixed rate senior notes. The Fund monitors the interest rate forward market and through the use of interest rate swaps along with the fixed-rate notes has fixed the interest rate on approximately 24% of its debt. See part (d) below.

(c)	Currency Risk

The Fund is exposed to fluctuations in foreign currency as a result of the issuance of senior unsecured notes denominated in U.S. dollars. Through the use of a financial swap, the exposure on our US$175,000,000 senior unsecured notes has been converted to Canadian dollar debt. As well, the Fund has indirect exposure to fluctuations in foreign currency as crude oil sales and a portion of natural gas sales are based on U.S. dollar indices. We have not entered into any foreign currency derivatives with respect to oil and natural gas sales.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	85

(d)	Derivative Financial Instruments

The Fund uses certain derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at December 31, 2004 with reference to forward prices and market valuations provided by independent sources. The fair values of derivative financial instruments are as follows:

Interest Rate and Cross Currency Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70% before banking fees that are expected to range between 0.65% and 0.875%. These interest rate swaps mature between June 2006 and January 2007. The fair value value of the $75,000,000 interest rate swaps as at December 31, 2004 represents an unrealized cost of $1,412,000. These swaps have been designated as hedges for accounting purposes.

The fair value of the cross currency swap related to the US$175,000,000 senior unsecured notes as at December 31, 2004 represents an unrealized cost of $45,378,000.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. The fair value of the financial crude oil contracts that do not qualify for hedge accounting are described in Note 3. The fair value of the financial crude oil contracts that qualify for hedge accounting reflects an unrealized cost of $6,406,000 at December 31, 2004.

The following table summarizes the Fund’s crude oil risk management positions at February 18, 2005.

		WTI US$/bbl
	Daily Volumes	Sold	Purchased	Sold
	bbls/day	Call	Put	Put
Term
Jan. 6, 2005 - Mar. 31, 2005
Costless Collar *(2)	1,500	$50.30	$40.00	-
Jan. 1, 2005 - Jun. 30, 2005
3-way option	1,500	$28.00	$24.00	$21.00
Apr. 1, 2005 - Jun. 30, 2005
Put *(1)	1,500	-	$36.10	-
Jan. 1, 2005 - Sep. 30, 2005
3-way option	1,500	$29.50	$24.50	$21.50
3-way option	1,500	$29.40	$24.50	$21.50
Jul. 1, 2005 - Sep. 30, 2005
Put *(1)	1,500	-	$35.10	-
Jan. 1, 2005 - Dec. 31, 2005
3-way option	1,500	$30.00	$27.23	$23.00
3-way option	1,500	$30.00	$25.35	$22.00
Costless Collar *	1,500	$40.10	$31.00	-
Apr. 1, 2005 - Dec. 31, 2005
Put *(2)	1,500	-	$41.50	-
Put (2)	1,500	-	-	$35.00
Oct. 1, 2005 - Dec. 31, 2005
Put *(1)	1,500	-	$34.25	-
Jul. 1, 2005 - Jun. 30, 2006
3-way option	1,500	$45.80	$31.50	$27.50
Jan. 1, 2006 - Jun. 30, 2006
Costless Collar *	1,500	$35.35	$30.00	-
Costless Collar *	1,500	$37.00	$30.00	-

*	Financial contracts that qualify as hedges.
(1)	Financial contracts entered into during the fourth quarter of 2004.
(2)	Financial contracts entered into subsequent to December 31, 2004 that are not included in the fair values.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	86

Natural Gas Instruments

Enerplus has physical and financial contracts in place on its natural gas production as described below. The fair value of the financial natural gas contracts that do not qualify for hedge accounting at December 31, 2004 is described in Note 3. The fair value of the financial natural gas contracts that qualify for hedge accounting reflects an unrealized cost of $14,723,000 at December 31, 2004.

The following table summarizes the Fund’s natural gas risk management positions at February 18, 2005.

		AECO CDN$/Mcf
	Daily Volumes	Sold	Purchased	Sold	Fixed Price
	MMcf/day	Call	Put	Put	and Swaps
Term
Jan. 1, 2005 - Jan. 31, 2005
Call (1)	9.5	$10.55	-	-	-
Put (1)	9.5	-	-	$6.86	-
Feb. 1, 2005 - Feb. 28, 2005
Put (1)	9.5	-	-	$6.33	-
Jan. 1, 2005 - Mar. 31, 2005
Put *(1)	9.5	-	$8.35	-	-
Costless Collar *	9.5	$10.86	$7.38	-	-
Costless Collar *	9.5	$12.13	$6.85	-	-
Mar. 1, 2005 - Mar. 31, 2005
Put (2)	9.5	-	-	$6.07	-
Jan. 1, 2005 - Jun. 30, 2005
3-way option	2.8	$7.12	$5.69	$4.75	-
Apr. 1, 2005 - Oct. 31, 2005
3-way option	9.5	$8.23	$6.33	$5.01	-
Costless Collar *(2)	5.3	$8.44	$5.54	-	-
Costless Collar *(2)	5.3	$8.44	$5.80	-	-
Jan. 1, 2005 - Dec. 31, 2005
3-way option	9.5	$6.65	$5.61	$4.75	-
3-way option	9.5	$6.60	$5.65	$4.75	-
3-way option	9.5	$6.86	$5.81	$4.75	-
Apr. 1, 2005 - Dec. 31, 2005
Put *(1)	9.5	-	$6.39	-	-
Nov. 1, 2005 - Mar. 31, 2006
3-way option	9.5	$9.92	$7.12	$5.80	-
Jan. 1, 2005 - Oct. 31, 2006
Swap *	9.5	-	-	-	$5.47
Swap *	4.8	-	-	-	$5.25
Swap *	4.8	-	-	-	$5.24
Swap *	4.8	-	-	-	$5.28
2005 - 2010
Physical (escalated pricing)	2.0	-	-	-	$2.52

*	Financial contracts that qualify as hedges.
(1)	Financial contracts entered into during the fourth quarter of 2004.
(2)	Financial contracts entered into subsequent to December 31, 2004 that are not included in the fair values.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	87

Electricity Instrument

During the fourth quarter of 2004, the Fund entered into an electricity swap contract that fixed the price of electricity on 5MWh of Alberta Power Pool electricity consumption at $49.99/MWh from January 1, 2005 to December 31, 2006. This has been designated as a hedge, and the fair value of this instrument as at December 31, 2004 reflects an unrealized gain of $20,000.

13.	Commitments and Contingencies

(a)	Pipeline Transportation

Enerplus has contracted to transport natural gas with various pipelines totaling 15 MMcf per day until 2008 and a further 5 MMcf per day until 2015.

(b)	Oil Sands Lease #24

During 2002, the Fund acquired a 16% working interest in the Oil Sands Lease #24 (Joslyn Creek Lease). The acquisition included the assumption of contingent project debt that is comprised of principal up to $3,360,000 plus accrued interest to December 31, 2004 up to $1,136,000. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on production hurdles with respect to development on the lease. As it is too early in the development of this project to determine if these hurdles will be satisfied, the contingent debt has not been accrued in the consolidated financial statements.

(c)	Office Lease

Enerplus has an office lease commitment that extends to November 30, 2009. Annual costs of this lease commitment, which include rent and operating fees, amount to approximately $4,600,000.

(d)	Guarantee

During 2004 Enerplus entered into a guarantee for a maximum of $1,000,000 in its capacity as a partner in a limited partnership, which was established for the purpose of marketing natural gas. At December 31, 2004 there were no obligations associated with this guarantee.

The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Enerplus has the following minimum annual commitments including long-term debt:

						Total
		Minimum Annual Commitment Each Year				Committed
($ thousands)	Total	2005, 2006	2007	2008	2009	after 2009
Bank credit facility	$251,669	$-	$251,669	$-	$-	$-
Senior unsecured notes	333,322	-	-	-	-	333,322
Pipeline commitments	37,876	5,590	5,590	5,050	2,350	13,706
Office lease	22,462	4,638	4,521	4,521	4,144	-
Total commitments	$645,329	$10,228	$261,780	$9,571	$6,494	$347,028

In addition the Fund is involved in claims and litigation arising in the normal course of business. The result of these claims are uncertain and there can be no assurance they will be resolved in favour of the Fund, however management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	88

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

The Fund’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund’s consolidated statements differ from United States GAAP ("U.S. GAAP") as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2004	2003
		(Restated,
		Notes (a), (c), (e) and (f))
Net income as reported in the Consolidated Statement of Income - Canadian GAAP	$258,316	$248,046
Adjustments
Depletion, depreciation, amortization and accretion (Note (a))	74,775	90,894
Unrealized gain (loss) on financial derivatives (Note (b))	17,872	4,733
Unrealized gain (loss) on cross-currency and interest rate swap (Note (c))	(2,549)	490
Compensation expense (Note (d))	(6,920)	(12,400)
Income tax expense of above adjustments, including expense due to change in tax rates of $10,543 for 2004 and $36,275 for 2003	40,897	69,796
Net income before cumulative effect of change in accounting principle - U.S. GAAP	300,597	261,967
Cumulative effect of change in asset retirement obligation accounting principle, net of income taxes of $13,305 (Note (a))	-	29,023
Net income - U.S. GAAP	300,597	290,990
Net change in fair value of hedging instruments and available for sale securities, net of tax recovery of $2,860 (2003 - expense of $2,268) and tax expense due to change in tax rates of $118 for 2004 (2003 - $1,515) (Note (e))	(5,709)	2,771
Comprehensive income	$294,888	$293,761
Net income per trust unit before cumulative effect of change in accounting principle
Basic	$3.03	$3.04
Diluted	$3.02	$3.03
Cumulative effect of change in accounting principle
Basic	$-	$0.34
Diluted	$-	$0.34
Net income per trust unit
Basic	$3.03	$3.38
Diluted	$3.02	$3.37
Weighted average number of trust units outstanding
Basic	99,273	86,202
Diluted	99,416	86,402
Deficit
Balance, beginning of year - U.S. GAAP	$(1,879,779)	$(971,963)
Net income - U.S. GAAP	300,597	290,990
Change in redemption value (Note (f))	(377,617)	(826,230)
Cash distributions	(423,311)	(372,576)
Balance, end of year - U.S. GAAP	$(2,380,110)	$(1,879,779)
Accumulated other comprehensive income (loss)
Balance, beginning of year - U.S. GAAP	$(8,109)	$(10,880)
Net change in fair value of hedging instruments and available for sale securities, net of tax	(5,709)	2,771
Balance, end of year - U.S. GAAP	$(13,818)	$(8,109)

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	89

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian	Increase	U.S.
($ thousands)	GAAP	(decrease)	GAAP
December 31, 2004
Other current assets (Note (e))	$9,602	$1,668	$11,270
Deferred charges (Note (b))	5,061	(3,143)	1,918
Property, plant and equipment, net (Note (a))	3,029,007	(769,430)	2,259,577
Deferred credits/Financial derivative liabilities (Note (b))	42,303	67,899	110,202
Long-term debt	584,991	(43,291)	541,700
Future income taxes/Deferred income taxes	235,551	(283,018)	(47,467)
Unitholders’ mezzanine equity (Note (f))	-	3,849,985	3,849,985
Unitholders’ capital (Note (f))	2,826,641	(2,826,641)	-
Contributed surplus (Note (d))	4,636	22,726	27,362
Deficit (Note (f))	-	(2,380,110)	(2,380,110)
Accumulated income (Note (f))	976,137	(976,137)	-
Accumulated other comprehensive income (loss) (Note (c))	-	(13,818)	(13,818)
Accumulated cash distributions (Note (f))	(1,811,500)	1,811,500	-
December 31, 2003 (Restated, Notes (a), (c), (e) and (f))
Other current assets (Note (e))	$13,412	$2,957	$16,369
Property, plant and equipment, net (Note (a))	2,494,518	(844,205)	1,650,313
Financial derivative liabilities (Note (b))	-	61,427	61,427
Long-term debt	338,117	(25,515)	312,602
Future income taxes/Deferred income taxes	283,292	(321,173)	(37,881)
Unitholders’ mezzanine equity (Note (f))	-	3,155,738	3,155,738
Unitholders’ capital (Note (f))	2,510,011	(2,510,011)	-
Contributed surplus (Note (d))	1,364	15,806	17,170
Deficit (Note (f))	-	(1,879,779)	(1,879,779)
Accumulated income (Note (f))	717,821	(717,821)	-
Accumulated other comprehensive income (loss) (Note (c))	-	(8,109)	(8,109)
Accumulated cash distributions (Note (f))	(1,388,189)	1,388,189	-

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	90

(a)	Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproved properties. Under Canadian GAAP, an impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2004 or 2003.

Where the amount of an impairment test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historical write-downs for U.S. GAAP have resulted in DDA&A being $74,775,000 ($49,606,000 net of tax) lower than Canadian GAAP for the year ended December 31, 2004. The difference for the year ended December 31, 2003 was a $91,118,000 ($59,327,000 net of tax) reduction in the amount of DDA&A recorded.

In 2003, U.S. GAAP differences affecting DDA&A, PP&E and future income taxes existed because the Fund adopted standards for asset retirement obligation accounting for U.S. GAAP and not Canadian GAAP. On January 1, 2004, the Fund retroactively adopted CICA 3110 “Asset Retirement Obligations”, which eliminated these U.S. GAAP differences for 2004 and future years. Canadian GAAP net income for 2003 decreased by $1,554,000 and 2003 U.S. GAAP differences in DDA&A and future tax expense decreased by $224,000 and $78,000, respectively, as a result of retroactively adopting CICA 3110. In 2003, there was a $29,023,000 net cumulative effect of change in asset retirement accounting principle recognized, reflecting the prospective application for U.S. GAAP.

(b)	Derivative financial instruments (non-hedges)

Effective January 1, 2004, the Fund prospectively adopted CICA Accounting Guideline - 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. As a result, most of the derivative financial instruments used by the Fund as economic hedges of commodity, interest and foreign currency transactions now receive the same accounting treatment under both Canadian and U.S. GAAP. Derivative financial assets and liabilities are presented as deferred charges and deferred credits.

Upon adoption of AcG-13, deferred credits and deferred charges of $21,015,000 were recognized representing the fair value of derivative financial instruments in place as of January 1, 2004 that do not qualify for hedge accounting. The deferred charges are amortized over the life of the financial instruments for Canadian GAAP and were equal to the aggregate of U.S. GAAP gains and losses incurred on these instruments prior to January 1, 2004. During 2004, $17,872,000 ($11,824,000 net of tax) of the deferred charges were amortized to income under AcG-13. Because this amount was expensed prior to 2004 for U.S. GAAP, the amount has been reversed in the current period.

Deferred charges of $3,143,000 remain after current period amortization for Canadian GAAP. The deferred charges and deferred credits at January 1, 2004 represented the recognition of fair values of financial derivative liabilities for Canadian GAAP, which were previously recognized for U.S. GAAP. The deferred charges have been reversed against deferred credits/financial derivative liabilities for U.S. GAAP.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	91

(c)	Cross-currency and interest rate swap

For Canadian GAAP, the cross-currency and interest rate swap qualifies as a fair value hedge for accounting purposes and therefore disclosure of the fair value is required with no effect on assets, liabilities or net income. Under U.S. GAAP, the fair value of the swap is recognized as a liability on the consolidated balance sheet and the underlying long-term debt is carried at fair value. Changes in the fair value of the cross-currency and interest rate swap are offset by changes in the fair value of the underlying long-term debt and the ineffective portion is taken into net income during the period.

In 2003 and prior years, the Fund did not recognize the change in fair value of the US$175,000,000 senior unsecured notes in net income. The Fund did recognize the offsetting change in fair value of the related cross-currency and interest rate swap, however, incorrectly recognized the change in comprehensive income rather than net income. This has been corrected and the prior year amounts have been restated. As a result, 2003 long-term debt decreased by $25,515,000 and income before tax expense, net income and comprehensive income increased by $490,000, $320,000 and $37,677,000, respectively. The restatements had no effect on 2003 net income per trust unit or diluted net income per trust unit.

(d)	Unit-based compensation

In 2003 Enerplus adopted the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-based Compensation”. The Fund also adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock Based Compensation and other Stock Based Payments” in 2003. Because the exercise price of the Trust Unit Rights decrease from time to time by unspecified amounts, it is not possible to measure the compensation cost associated with the Trust Unit Rights Plan using an option pricing model. Accordingly, for both Canadian GAAP and U.S. GAAP, compensation expense is determined as the excess of the market price over the exercise price at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. After the rights have vested, changes in the market price of the units or exercise price of the rights are recognized in income in the period of change.

A U.S. GAAP difference exists, as under Canadian GAAP, no compensation expense is recorded for rights issued prior to January 1, 2003. Unit based compensation for the year ended December 31, 2004 on all rights issued was $11,588,000 (2003 - $13,764,000). The charge to net income for Canadian GAAP was $4,668,000 for the year ended December 31, 2004 (2003 - $1,364,000), resulting in a U.S. GAAP difference of $6,920,000 (2003 - $12,400,000).

(e)	Hedging instruments and available for sale securities

Under Canadian GAAP, disclosure of the fair value of derivative instruments that qualify for hedge accounting is required with no effect on assets, liabilities or net income. For U.S. GAAP, derivative instruments that qualify for hedge accounting must be measured and presented at fair value with changes in fair value of all cash flow hedges recognized in comprehensive income. Furthermore, the ineffective portion of qualified hedges is recognized in net income.

In addition, a U.S. GAAP difference exists relating to available for sale securities under SFAS 115 “Accounting for Certain Investments in Debt and Equity”. Under Canadian GAAP the fair value of marketable securities is disclosed, whereas under U.S. GAAP, available for sale securities are presented on the balance sheet at fair value with changes in fair value recognized in comprehensive income. In 2003, the unrealized gain on available for sale securities was not recognized in comprehensive income. The Fund has corrected this and prior period amounts have been restated. As a result, 2003 comprehensive income increased by $1,934,000.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	92

The Fund’s comprehensive income for the year ended December 31, 2004 includes a net loss in fair value of $8,451,000 ($5,709,000 net of tax). Comprehensive income for the year ended December 31, 2003 includes a net gain in fair value of $6,554,000 ($2,771,000 net of tax). The Fund’s accumulated comprehensive income is summarized below.

($ thousands)	2004	2003
Fair value of interest rate swaps	(1,412)	(1,812)
Fair value of natural gas instruments	(14,723)	(13,712)
Fair value of crude oil instruments	(6,406)	-
Fair value of electricity swap	20	165
Fair value of hedging instruments	(22,521)	(15,359)
Unrealized gain on available for sale securities	1,668	2,957
Deferred income taxes	7,035	4,293
Accumulated other comprehensive income (loss)	$(13,818)	$(8,109)

(f)	Unitholders’ mezzanine equity

A U.S. GAAP difference exists as a result of the redemption feature in the Fund’s trust units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund.

For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders' capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity. In prior years, the Fund believed that there were sufficient restrictions on redemptions that the trust units qualified as permanent equity. In 2004, an in-depth study was undertaken after the Emerging Issues Task Force (“EITF”) discussed, in the March 17-18, 2004 meeting, the effect of SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” on existing U.S. GAAP. In light of the EITF discussions and the in-depth study undertaken, Enerplus has reclassified its trust units as mezzanine equity to meet U.S. GAAP requirements. Prior year amounts have been restated.

As a result, 2003 unitholders’ capital, accumulated income and accumulated cash distributions decreased by $2,539,637,000, $124,511,000 (after consideration of other restatements) and $1,388,189,000, respectively. The restatement does not impact 2003 net income. The Fund has recorded, for U.S. GAAP, unitholders’ mezzanine equity in the amount of $3,849,985,000 for 2004 and $3,155,738,000 for 2003, which represents the estimated redemption value of the trust units at 85% of the year-end market price. The Fund has also recognized a deficit of $2,380,110,000 for 2004 and $1,879,779,000 for 2003, resulting from eliminating the unitholders’ capital, accumulated income and cash distributions of the Fund and replacing them with unitholders' mezzanine equity at redemption value. Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to the deficit.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	93

(g)	Non-GAAP measure

The Fund denotes cash flows from operating activities before changes in operating working capital on the Consolidated Statement of Cash Flows as funds flow from operations. This notation does not have any standardized meaning as prescribed by GAAP, and would not be presented under U.S. GAAP.

Recent Accounting Pronouncements

•
Effective January 1, 2004 Enerplus has prospectively adopted FASB Interpretation No. (“FIN”) 46(R) “Consolidation of Variable Interest Entities” (“VIEs”). FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to those entities (defined as VIEs) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties. The VIE definition also extends to entities where equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN 46(R) requires consolidation by a business of VIEs in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. Adoption of FIN 46(R) had no material impact on the financial results of the Fund.

•
In December 2004, FASB issued SFAS 123(R) which will eliminate the use of APB No. 25 for measuring and recognizing stock based compensation for annual reporting periods beginning after June 15, 2005. APB No. 25 was used to account for the Unit Option Plan, however adoption of SFAS 123 (R) will not affect the Fund’s measurement of compensation cast as the Unit Option Plan has been terminated as of December 31, 2004.

•
The Fund has previously adopted SFAS 123 for all Trust Unit Rights using the intrinsic value to measure compensation cost because complexities of the Trust Unit Rights prevent the fair value of the rights from being reasonably estimated. The affect of FAS 123 (R) on the Fund has not been assessed at this time.

•
In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. We have not assessed the impact of this accounting pronouncement on the Fund at this time.

•
In December 2004, FASB issued SFAS 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” which eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair value for exchanges that lack commercial substance. We have not assessed the impact of this accounting pronouncement on the Fund at this time.

ENERPLUS RESOURCES FUND 2004 ANNUAL REPORT	94